Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JANUARY 4, 2017

TO THE PROSPECTUS DATED OCTOBER 17, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated October 17, 2016 (the “Prospectus”), as previously supplemented by Supplement No. 1 dated November 14, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on the status of our current public offering; and

•	to update the Prospectus.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in shares of common stock in an ongoing offering (the “Offering”). The terms of the Offering required us to deposit all subscription proceeds in escrow with UMB Bank, N.A., as escrow agent, until we received subscriptions aggregating at least $150,000,000 in shares of our common stock (excluding shares purchased by Blackstone, its affiliates and our directors and officers), in any combination of share classes.

As of January 1, 2017, we had satisfied the minimum offering requirement and our board of directors had authorized the release of proceeds from escrow. As of such date, we issued and sold 27,859,345 shares of our common stock (consisting of 23,763,345 Class S shares and 4,096,000 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering and the escrow agent released net proceeds of approximately $279 million to us as payment for such shares. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The “Share Repurchase—Early Repurchase Deduction” section of the Prospectus is hereby supplemented by the disclosure below.

“The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.”

The “Description of Capital Stock—Distribution Policy” section of the prospectus is hereby amended by deleting the disclosure below.

“We then calculate each stockholder’s specific distribution amount for the quarter using applicable record and declaration dates, and your distributions begin to accrue on the date you are admitted as a stockholder.”